K&L Gates LLP 1601 K Street NW Washington, DC 20006-1600 T 202.778.9000 www.klgates.com

November 2, 2011

VIA EDGAR

Mr. Vincent Di Stefano
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	First Investors Equity Funds (File No. 333-177001)
Responses to Comments on the Registration Statement on Form N-14

Dear Mr. Di Stefano:

     The following are responses to the comments that we received from you by telephone on October 18, 2011 regarding the Registration Statement on Form N-14 (the “Registration Statement”) of First Investors Equity Funds that was filed with the Securities and Exchange Commission (“SEC”) on September 26, 2011. Your comments and the Registrant’s responses are set forth below.

     The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Information Statement/Prospectus

1.	In the fee table under “Comparison of Fees and Expenses”, please base the expenses for each Fund on the operating expenses incurred by each class of shares of Blue Chip Fund and Growth & Income Fund for the fiscal year ended September 30, 2011.

The Registrant respectfully declines this comment. The audited financials for the fiscal year ended September 30, 2011 will not be available by the time the Information Statement/Prospectus is mailed to shareholders. The Registrant intends to include financials based on the six-month period ended March 31, 2011, which will be the most recent financials available for inclusion in the Registration Statement.

Securities and Exchange Commission
November 2, 2011

2.	In the fee table under “Comparison of Fees and Expenses”, please include the surviving fund’s name in the heading for the Pro Forma Combined Fund column.

The Registrant has revised the applicable disclosure.

3.	In the fee table under “Comparison of Fees and Expenses”, please include a line item for Acquired Fund Fees and Expenses to the extent that the Combined Fund has Acquired Fund Fees and Expenses greater than 0.01 percent of the average net assets of the Combined Fund.

The Registrant confirms that the Combined Fund does not have Acquired Fund Fees and Expenses that exceed 0.01 percent of the average net assets of the Combined Fund.

4.	Please revise the last paragraph under “Comparison of Investment Objectives, Strategies and Policies” to include disclosure regarding the presence of taxable gains from the sale of the Blue Chip Fund’s assets to the extent that any of Blue Chip Fund’s holdings may not remain at the time of the Reorganization.

The Registrant has revised the applicable disclosure.

5.	Under “Reasons for the Reorganization”, please discuss in the last paragraph on page fourteen the amount of realized gains that Blue Chip Fund’s shareholders would incur due to Blue Chip Fund’s sale of assets.

The Registrant has revised the applicable disclosure.

6.	Please supplementally provide the reasons as to why Blue Chip Fund shareholders are paying all of the costs of the Reorganization.

The reasons as to why Blue Chip Fund shareholders are paying all of the costs of the Reorganization include: (a) much of the benefit of the Reorganization inures to Blue Chip Fund shareholders; (b) the bulk of the expenses of the Reorganization are Blue Chip Fund’s expenses; and (c) Blue Chip Fund’s declining asset base and performance are the main reasons for the Reorganization.

Statement of Additional Information

7.	In the Pro Forma Financial Statements, please include the surviving fund’s name in the heading for the Pro Forma Combined Fund columns.

The Registrant has revised the applicable disclosure.

Securities and Exchange Commission
November 2, 2011

8.	In the Pro Forma Combined Portfolio of Investments table under “Pro Forma Financial Statements”, please disclose which securities will need to be sold to meet the Growth & Income Fund’s investment objective and policies.

The portfolio managers for the Registrant have reviewed the holdings in Blue Chip Fund’s portfolio and have determined that none of the securities of Blue Chip Fund will be required to be sold in conjunction with the Reorganization to meet the Growth & Income Fund’s investment objective and policies.

9.	Please include applicable notes to the pro forma financial statements, including: (1) basis of consolidation, (2) tax status, (3) estimates footnote, (4) basis of allocating merger costs, and (5) valuation footnote.

The Registrant has revised the applicable disclosure.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:	Mary Carty
First Investors Management Company, Inc.